UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 23, 2026

UBS Group AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

(Address of principal executive offices)

Commission File Number: 1-36764

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)

Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

UBS Group AG and UBS AG announce that:

•

UBS Group AG’s offer to rescind the previous purchases by certain purchasers who acquired certain debt securities of UBS Group AG in certain specified transactions (the “UBS Group Rescission Offer”), which commenced on February 19, 2026, expired at 5:00 p.m., Eastern Standard Time, on March 20, 2026; and

•

UBS Group AG’s, UBS AG’s and UBS Americas Inc.’s offer to rescind the previous purchases by certain purchasers who acquired certain debt securities of UBS Americas Inc. and the guarantees thereof by UBS Group AG and UBS AG in certain specified transactions (the “UBS Americas Rescission Offer” and together with the UBS Group Rescission Offer, the “Rescission Offers”), which commenced on February 19, 2026, expired at 5:00 p.m., Eastern Standard Time, on March 20, 2026.

With respect to both the UBS Group Rescission Offer and the UBS Americas Rescission Offer, we continue to review claims submitted prior to the expiration date and valid claims, if any, will be settled as soon as practicable. We expect to complete review of claims submitted in the Rescission Offers on or before April 3, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly Title: Managing Director

By:	/s/ Ella Copetti-Campi
Name: Ella Copetti-Campi Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly Title: Managing Director

By:	/s/ Ella Copetti-Campi
Name: Ella Copetti-Campi Title: Executive Director

Date: March 23, 2026